China Modern Agricultural Information

No. A09, Wuzhou Sun Town

Limin Avenue, Limin Development District

Harbin, Heilongjiang, China 150000

April 4, 2016

VIA EDGAR

Melissa Raminpour, Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: China Modern Agricultural Information, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Response dated February 25, 2016

File No. 000-54510

Dear Ms. Raminpour:

We are in receipt of your comment letter dated March 22, 2016 regarding the above referenced filing (the “Comment Letter”). Per our attorney’s conversation with Ms. Beverly Singleton dated April 4, 2016, the Staff and the Company have agreed to extend the due date of the Comment Letter to August 18, 2016. We will provide the response to the Comment prior to extended due date.

Sincerely,

China Modern Agricultural Information

By:	/s/ Yanyan Liu
Name:	Yanyan Liu
Title:	Chief Financial Officer